UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Comdial Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    200332302
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Shea Ventures LLC
                              655 Brea Canyon Road
                                Walnut, CA 91789
                                  909-594-0907
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)




                              (Page 1 of 6 Pages)


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CUSIP No. 200332302                   13D                 Page  2  of  6   Pages
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     1.     NAME OF REPORTING PERSON:  Shea Ventures LLC
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 95-473543
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     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)     [ ]
                                                                 (b)     [ ]
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     3.     SEC USE ONLY
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     4.     SOURCE OF FUNDS
            WC     (SEE ITEM 3)
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     5.     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                                        [ ]
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     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
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        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              19,978,480 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              19,978,480 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
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     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            19,978,480 shares (See Item 5)
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     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       [ ]

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     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.1% (See Item 5)
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     14.    TYPE OF REPORTING PERSON
            IV
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ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Comdial Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 106 Cattlemen Road, Sarasota, Florida 34232.

        The shares of Common Stock that are the subject of this statement include shares that are issuable upon the exercise of the Issuer's warrants issued in a private placement (the "Placement Warrants").

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is filed by Shea Ventures LLC ("Shea Ventures"), the "Reporting Person."

        Shea Ventures is a limited liability Issuer organized under the laws of the state of California and with a principal business of investing with a principal business address of 655 Brea Canyon Road, Walnut, CA 91789.

        (d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Shea Ventures purchased $475,000 of the Issuer's 7% senior subordinated convertible promissory notes (the "Notes" and each a "Note") on September 9, 2002. The source of the funds for the purchase by Shea Ventures was working capital of Shea Ventures. $63,317.50 of the principal amount was converted into an aggregate of 6,331,750 shares of Common Stock. The remaining principal balance of $411,682.50 of the Notes was converted into an additional private placement of the Issuer (the "Private Placement") on September 27, 2002. Shea Ventures invested an additional $3,000,000 of working capital in the Private Placement. In the aggregate, Shea Ventures received a $3,411,682.50 promissory note (the "Placement Note") and Placement Warrants for the purchase of 17,058,412.50 shares of Common Stock at $0.01 per share in the Private Placement. 20% of the Placement Warrants cannot be converted until 18 months after the initial closing of the private placement, and are subject to forfeiture on a pro rata basis, if the Placement Note is repaid during the first 18 months after the initial closing.

ITEM 4. PURPOSES OF TRANSACTION.

        Pursuant to a subscription agreement, dated September 9, 2002 (the "Bridge Subscription Agreement"), between the Issuer and Shea Ventures, the Issuer issued $475,000 of the Notes to Shea Ventures.

        Shea Ventures converted $63,317.50 of such Note issued on September 9, 2002 into shares of Common Stock at a conversion price of $0.01 per share. Shea Ventures converted the balance of the Note into the Private Placement, pursuant to a subscription agreement, dated September 27, 2002 (the "Placement Subscription Agreement") receiving a Placement Note and Placement Warrants.

        As of the date of this Report, Shea Ventures beneficially owns 19,978,480 shares of Common Stock, including 13,646,730 shares of Common Stock issuable upon exercise of Placement Warrants.

        Pursuant to the Placement Subscription Agreement, Shea Ventures was granted, among other


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things, registration rights with respect to its shares of
Common Stock.

        The acquisitions of the Notes, the Placement Note, and the Placement Warrants were for investment purposes only. Other than as set forth above, the Reporting Person has no present plans or proposals which relate to, or could result in, (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or
(x) any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

        (a)(1) Shea Ventures may be deemed to be the beneficial owner of an aggregate of 19,978,480 shares of Common Stock, representing approximately 26.1% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 6,631,750 shares of Common Stock and the right to acquire 13,646,730 shares of Common Stock upon exercise of the Placement Warrants.

        (b) Currently Shea Ventures has the power to vote or to direct the vote, and has sole power to dispose or direct the disposition of 6,631,750 shares of Common Stock beneficially owned by Shea Ventures. Upon exercise of the Placement Warrants, Shea Ventures has the power to vote or to direct the vote, and has sole power to dispose or direct the disposition of an additional 13,646,730 shares of Common Stock beneficially owned by Shea Ventures.

        (c) Shea Ventures purchased $475,000 of the Notes on September 9, 2002. The source of the funds for the purchase by Shea Ventures was working capital of Shea Ventures. $63,317.50 of the principal amount was converted into an aggregate of 6,331,750 shares of Common Stock. The remaining principal balance of $411,682.50 of the Notes was converted into the Private Placement on September 27, 2002. Shea Ventures invested an additional $3,000,000 of working capital in the Private Placement. In the aggregate, Shea Ventures received a $3,411,682.50 Placement Note and Placement Warrants for the purchase of 17,058,412.50 shares of Common Stock at $0.01 per share in the Private Placement. 20% of the Placement Warrants cannot be converted until 18 months after the initial closing of the private placement, and are subject to forfeiture on a pro rata basis, if the Placement Note is repaid during the first 18 months after the initial closing.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As described more fully in Item 4 above, Shea Ventures entered into subscription agreements with the Issuer on September 9 and 27, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        (1) Subscription Agreement dated September 9, 2002.



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        (2) Subscription Agreement dated September 27, 2002.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  October 10, 2002

                                                 SHEA VENTURES LLC


                                                 BY:     /s/Edmund H. Shea
                                                     ---------------------------
                                                     Name:  Edmund H. Shea
                                                     Title: Manager


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                                  EXHIBIT INDEX


1.   Subscription Agreement dated September 9, 2002

2.   Subscription Agreement dated September 27, 2002.